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             October 17, 2022

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       149 Fifth Avenue, Suite 2E
       New York, NY 10010

                                                        Re: Fig Publishing,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 7,
2022
                                                            File No. 024-12017

       Dear Chuck Pettid:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your financial statements do not meet the updating requirements of paragraphs
(b)(3)-(5) of Part F/S
       of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
       Branch Chief at 202-551-3453 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Technology
       cc:                                              Anthony Ain, Esq.